SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Asta Funding, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

Gary Stern c/o Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, New Jersey 07632 (201) 567-5648
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. Gary Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 700,049

	8.	Shared Voting Power 1,549,296 (1)

	9.	Sole Dispositive Power 700,049

	10.	Shared Dispositive Power 1,549,296 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,249,345 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

Explanatory Note

Gary Stern (the “Reporting Person”) is filing this Schedule 13D to amend certain of the information in his Schedule 13D as is set forth below. Certain terms used but not defined in this Amendment No. 10 have the meanings assigned thereto in the Schedule 13D, as previously filed and amended. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D, as previously filed and amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 10 as set forth herein:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The Reporting Person may seek to obtain financing from third parties in connection with the transaction described below in Item 4 of this Amendment No. 10. The identities of any such third parties and the terms and conditions of any financing with such third parties have not yet been established.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On October 30, 2019, the Reporting Person submitted a non-binding proposal (the “Proposal”) to the Board of Directors of Asta Funding, Inc. (the “Issuer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer at a cash purchase price of $10.75 per Share, representing a premium of approximately 60% over the closing price on October 29, 2019, and approximately 60% over the average closing price of the Issuer’s common stock for the past 30 trading days preceding October 30, 2019. The Reporting Person plans only to acquire such Shares that are publicly held and the Proposal provides that he would do so through a merger of the Issuer with a newly formed acquisition vehicle that he would control.

The Proposal provides further that the Reporting Person expects the Issuer’s Board of Directors to establish a special committee of independent directors with its own independent advisors to review the Proposal.

In connection with the Proposal, the Reporting Person may also contact members of his family and related entities to join with him in the Proposal. There is no certainty that these family members or related entities will join in the Proposal or that these discussions will result in any agreements or transactions involving the Issuer.

The above summary is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to add the following:

(a) – (b) As of the close of business as of October 31, 2019, the Reporting Person had:

1.    Sole power to vote or direct vote: 700,049 Shares

2.    Shared power to vote or direct vote: 1,549,296 Shares

3.    Sole power to dispose or direct the disposition: 700,049 Shares

4.    Shared power to dispose or direct the disposition: 1,549,296 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of the date hereof is 2,249,345, which constituted 33.2% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

The Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 Shares held by the Reporting Person’s adult child who shares the Reporting Person’s home (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); (ii) 842,000 Shares held by Asta Group, Incorporated (“Asta Group”) that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group (the Reporting Person disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group); (iii) 318,590 Shares held by the Ricky Stern 2012 GST Trust for which the Reporting Person is a co-trustee; and (iv) 243,278 Shares held by the Emily Stern 2012 GST Trust for which the Reporting Person is a co-trustee.

Note: This Item 5 corrects previously reported amounts.  After a review of stockholder records, the Issuer and the Reporting Person determined that such records had failed to properly reflect the cancelation of certain certificates once held directly by the Reporting Person, incorrectly allocated certain shares of Common Stock to the Reporting Person upon dissolution of the Stern Family 2000 Trust in May, 2003, and incorrectly reported the indirect beneficial ownership of the Reporting Person resulting from the holdings of the Emily Stern 2012 GST Trust, for which the Reporting Person serves as co-trustee.  The changes reflected in this Amendment No. 10 to Schedule 13D (an overall decrease in aggregate beneficial ownership by 70,072 shares) represent a correction of such holdings and not changes resulting from any purchase, sale or other disposition by the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2019

/s/ Gary Stern
GARY STERN